UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42550

Micropolis Holding Company

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On March 6, 2025, Micropolis Holding Company (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Network1 Financial Securities, Inc. (the “Underwriter”), relating to the Company’s initial public offering (the “IPO”) of 3,875,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for a price of $4 per share. The Company also granted the underwriters a 45-day option to purchase up to 581,250 additional Ordinary Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 10, 2025, the Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-276231) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as amended, and declared effective by the SEC on March 6, 2025. 3,875,000 Ordinary Shares were sold at an offering price of $4 per share, generating gross proceeds of $15.5 million to the Company, before underwriting discounts and other offering expenses. The IPO was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MCRP” on March 7, 2025. On March 10, 2025, the Company also issued warrants to the Underwriter and its designees, which are exercisable during the period commencing from March 10, 2025, and expiring five years from the commencement of sales of the Ordinary Shares in the IPO, entitling the holders of the warrants to purchase an aggregate of 232,500 Ordinary Shares at a per share price of $5 (the “Underwriter’s Warrants”).

In connection with the IPO, the Company issued a press release on March 6, 2025, announcing the pricing of the IPO and a press release on March 10, 2025, announcing the closing of the IPO.

Copies of the Underwriting Agreement, form of the Underwriter’s Warrants, and the two press releases, are attached hereto as Exhibits 10.1, 4.1, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement and the Underwriter’s Warrants do not purport to be a complete description of each of the documents described in this Form 6-K, and are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Underwriter’s Warrants (included in Exhibit 10.1 as Exhibit B to the Underwriting Agreement)
10.1	Underwriting Agreement dated March 6, 2025 by and between the Company and the Underwriter
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis Holding Company

Date: March 11, 2025	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer

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